File No. 69-292

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.
                      ____________________________

                          Form U-3A-2 for 1996

             Statement by Holding Company Claiming Exemption
            Under Rule U-2 From the Provisions of the Public
                   Utility Holding Company Act of 1935


                  To Be Filed Annually Prior to March 1


                           QUESTAR CORPORATION
                            (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Questar Corporation ("Questar" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45433, Salt Lake City, Utah 84145-0433. On October 2, 1984, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission following a holding company reorganization in which Mountain Fuel Supply Company ("Mountain Fuel") became a subsidiary of Questar. Questar subsequently filed a Form U-3A-2 on March 1, 1985, and on or before each subsequent March 1 to the present time.

      As a parent company, Questar provides certain administrative services, e.g., personnel, legal, public relations, communications, tax, financial, and audit, to companies within the consolidated group. Questar has several direct subsidiaries: Questar Regulated Services Company, a Utah corporation ("Regulated Services"); Entrada Industries, Inc., a Utah corporation ("Entrada"); and Questar InfoComm, Inc., a Utah corporation ("Questar InfoComm"). The Company owns 100 percent of the common stock issued by each of these directly held subsidiaries.
      Regulated Services has two subsidiaries: Mountain Fuel, a Utah corporation and Questar Pipeline Company, a Utah corporation ("Questar Pipeline"). Mountain Fuel is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. Mountain Fuel also transports natural gas for industrial users in Utah and Wyoming. Mountain Fuel's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Mountain Fuel has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Mountain Fuel's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Mountain Fuel's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Pipeline currently transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado.
      Questar InfoComm owns data processing and communications equipment and systems and performs data processing and communications services for other members of the consolidated group and third parties.
      Entrada engages in various businesses not subject to state utility regulation through several subsidiaries: Wexpro Company ("Wexpro"), which conducts oil and gas development and production activities on certain producing properties for the benefit of Mountain Fuel in the Rocky Mountain region; Celsius Energy Company ("Celsius"), which engages in oil and gas exploration and related development and production activities throughout the western United States and Canada (Canadian operations are conducted by Celsius Energy Resources Ltd.); Universal Resources Corporation ("Universal Resources"), which is engaged in oil and gas exploration and related development and product activities, primarily in the Midcontinent; Questar Energy Trading Company ("Questar Energy Trading"), which conducts marketing activities; Questar Gas Management Company ("Questar Gas Management"), which is engaged in gathering and field processing activities; and Questar Energy Services, Inc. ("Questar Energy Services"), which provides unregulated energy-related services. Neither Entrada nor any of its subsidiaries is a "public utility company," as such term is defined in the Act. All companies owned by Entrada have their principal offices at 79 South State Street, Salt Lake City, Utah.
      With the exception of Mountain Fuel, none of the companies directly or indirectly owned by Questar is a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, as amended (the "Act"). Regulated Services, Mountain Fuel, and Questar InfoComm have their principal executive offices at 180 East First South Street, Salt Lake City, Utah. Questar Pipeline, Entrada, and Entrada's subsidiaries have their principal executive offices at 79 South State Street, Salt Lake City, Utah.
      Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

      Mountain Fuel, which is a "gas utility company" for purposes of the Act, was distributing natural gas to 618,231 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1996. Of these customers, 595,604 were located in Utah, 21,301 were located in southwestern Wyoming, 1,325 were located in southeastern Idaho, and one was located in western Colorado. Mountain Fuel owns and operates approximately 18,685 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 17,737 miles in its Utah distribution system.
      Under the terms of a settlement agreement among Mountain Fuel, Wexpro and various state parties ending several years of litigation, Mountain Fuel owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Mountain Fuel's retail natural gas customers. Gas owned by Mountain Fuel but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Mountain Fuel (including related royalty gas) constituted about 54 percent of Mountain Fuel's total gas supply in 1996 and is reflected in Mountain Fuel's rates at "cost-of-service" prices.
      As of September 1, 1993, Mountain Fuel became directly responsible for all gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Mountain Fuel and transports cost-of-service gas owned by Mountain Fuel and produced by Wexpro. Mountain Fuel takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah and Wyoming. Mountain Fuel does not currently own any interstate transmission lines or gas manufacturing plants. Questar Energy Trading markets natural gas and electricity, but does not own any distribution facilities in connection with such activities.
      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

      During the 1996 calendar year, Mountain Fuel sold 89,428,000 decatherms ("Dth") of natural gas, including 80,844,000 Dth at retail, and transported 49,499,000 Dth of natural gas. (Mountain Fuel generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Mountain Fuel's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Mountain Fuel's "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Mountain Fuel's total revenues for 1996 were $371,928,000, of which $336,386,000 were attributable to its operations in Utah, $15,382,000 were attributable to its operations in Wyoming, $527,000 were attributable to its operations in Colorado, and $745,000 were attributable to its operations in Idaho. (Mountain Fuel's total 1996 revenues included $18,888,000 in addition to revenues from gas deliveries.) Mountain Fuel did not distribute any manufactured gas during such calendar year. None of Mountain Fuel's affiliated companies made any sales of natural gas or manufactured gas during 1996.
           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

      During the 1996 calendar year, Mountain Fuel distributed at retail 3,466,000 Dth of natural gas outside the state of Utah, Mountain Fuel's state of incorporation.
           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

      During 1996, Mountain Fuel sold at wholesale outside the state of Utah, or at the state line of such state, 587,000 Dth of natural gas. Mountain Fuel, during 1996, also transported 1,313,000 Dth of natural gas to customers in Wyoming. Mountain Fuel did not sell at wholesale any manufactured gas during 1996. Questar itself did not sell at wholesale any natural gas or manufactured gas during 1996.
           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

      During the 1996 calendar year, Mountain Fuel purchased 21,404,000 Dth of natural gas or approximately 23 percent of its total gas supply outside the state of Utah or at the state line. Questar itself did not purchase any gas volumes.
      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None. Neither Questar nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None. Questar and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

      None. Questar does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
                               UNDERTAKING
      Questar hereby undertakes that it will not issue any shares of its authorized preferred stock unless, on a pro forma basis giving effect to such issuance, (1) consolidated earnings of Questar and its subsidiaries available for interest and dividends for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance of such stock, determined in accordance with generally accepted accounting principles, would be at least one and one-half times the sum of the annual interest requirements on consolidated long-term debt of Questar (including current maturities and excluding interest charges on indebtedness to be retired by the application of proceeds from the issuance of such shares or in connection with the transaction in which such shares are issued) and the annual dividend requirements on shares of preferred stock of Questar and its subsidiaries; (2) the aggregate outstanding long-term debt (including current maturities) of Questar and its subsidiaries on a consolidated basis is less than or equal to 60 percent of the capitalization of Questar and its subsidiaries on a consolidated basis; and (3) Questar's common stock represents at least 35 percent of the capitalization of Questar and its subsidiaries on a consolidated basis. For purposes of the foregoing, consolidated earnings of Questar and its subsidiaries available for interest and dividends shall be determined on an after-tax basis and shall be the sum of income before extraordinary items and interest expense; pro forma income available for interest and dividends and pro forma interest charges shall include income and interest charges of businesses acquired, or proposed to be acquired, in conjunction with the issuance of Questar preferred stock, for the pro forma periods, regardless of whether the company acquired shall be accounted for on a pooling-of-interests basis or otherwise, provided that such earnings available for interest and dividends is determinable for the acquired business in accordance with generally accepted accounting principles; and consolidated capitalization shall include long-term debt (including current maturities), preferred stock and any premium thereon, and the sum of the common equity accounts of the company, all as prepared in accordance with generally accepted accounting principles.
      Questar has not issued any shares of its authorized preferred stock and has no current plans to do so.

                                EXHIBIT A
      A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1         Consolidating Statement of Income of Questar
                    Corporation and Subsidiaries as of December 31,
                    1996.

Exhibit A-2         Consolidating Statement of Income of Questar
                    Corporation and Subsidiaries, Market Resources, as of December 31, 1996.

Exhibit A-3         Consolidating Statement of Income of Questar
                    Corporation and Subsidiaries, Other Operations, as of December 31, 1996.

Exhibit A-4         Consolidated Statements of Common Shareholders'
                    Equity, Questar Corporation and Subsidiaries.

Exhibit A-5         Consolidating Balance Sheet, Questar Corporation and
                    Subsidiaries as of December 31, 1996.

Exhibit A-6         Consolidating Balance Sheet, Entrada Industries,
                    Inc., and Subsidiaries as of December 31, 1996.

                                EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     None.



     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.



[corporate seal]                 QUESTAR CORPORATION

Attest:



/s/Connie C. Holbrook               By /s/S. E. Parks
   Connie C. Holbrook                     S. E. Parks
   Vice President and                     Vice President, Treasurer and
   Secretary                              Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Connie C. Holbrook
                       Vice President & Secretary
                           Questar Corporation
                  180 East First South, P.O. Box 45433
                     Salt Lake City, Utah 84145-0433



Exhibit A-1
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1996
(In Thousands)

                                          Mountain                                          Total
                                             Fuel      Questar      Market      Other       Before
                                            Supply     Pipeline   Resources   Operations   Elimin.     Elimin.     Consol.
REVENUES                                    $368,905     $38,837    $408,205      $2,034    $817,981                $817,981
  Intercompany transactions                    3,023      65,341     107,843      29,723     205,930     205,930
    TOTAL REVENUES                           371,928     104,178     516,048      31,757   1,023,911     205,930     817,981

OPERATING EXPENSES:
  Natural gas and other product purchases    182,400                 304,575                 486,975     172,704     314,271
  Operating and maintenance                   97,110      39,959      66,741      23,037     226,847      30,458     196,389
  Depreciation and
    amortization                              28,309      14,206      58,590       4,104     105,209                 105,209
  Other taxes                                  8,071       2,519      19,034         865      30,489                  30,489
  Wexpro settlement agreement-
    oil income sharing                                                 2,768                   2,768       2,768
    TOTAL OPERATING EXPENSES                 315,890      56,684     451,708      28,006     852,288     205,930     646,358

    OPERATING INCOME                          56,038      47,494      64,340       3,751     171,623                 171,623
INTEREST AND OTHER INCOME (EXPENSE)            3,033       1,798       1,104      15,503      21,438       7,638      13,800
EARNINGS FROM AFFILIATES                                     182      (1,015)                   (833)                   (833)
DEBT EXPENSE                                 (16,637)    (13,416)     (8,704)     (9,964)    (48,721)     (7,638)    (41,083)

    INCOME BEFORE INCOME TAXES                42,434      36,058      55,725       9,290     143,507                 143,507
INCOME TAX EXPENSE (CREDIT)                   13,446      13,415      13,963       4,538      45,362                  45,362

    NET INCOME                               $28,988     $22,643     $41,762      $4,752     $98,145                 $98,145


Exhibit A-2
QUESTAR CORPORATION AND SUBSIDIARIES
MARKET RESOURCES CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1996
(In Thousands)

                                              Celsius  Universal  Questar   Questar   Questar    Total     Intra-    Total
                                     Wexpro    Energy  Resources  Energy      Gas     Energy     Before   segment   Market
                                    Company   Company    Corp.    Trading     Mgmt    Services   Elim.    Elimin.  Resources
REVENUES                             $14,619   $15,618  $127,722  $237,788   $12,455        $3  $408,205            $408,205
  Intercompany transactions           53,119    20,714     6,973    11,669    15,368             107,843    31,965    75,878
    TOTAL REVENUES                    67,738    36,332   134,695   249,457    27,823         3   516,048    31,965   484,083

OPERATING EXPENSES
  Natural gas and other
     product purchases                             327    64,971   238,792       485             304,575    31,965   272,610
  Operating and maintenance           15,022    10,786    23,241     2,132    15,046       514    66,741              66,741
  Depreciation and
    amortization                      12,816    17,992    23,332        18     4,430         2    58,590              58,590
  Other taxes                          8,538     3,967     5,692         7       830              19,034              19,034
  Wexpro settlement agreement-
    oil income sharing                 2,768                                                       2,768               2,768
    TOTAL OPERATING EXPENSES          39,144    33,072   117,236   240,949    20,791       516   451,708    31,965   419,743

    OPERATING INCOME                  28,594     3,260    17,459     8,508     7,032      (513)   64,340              64,340
INTEREST AND OTHER INCOME                581       867       413      (772)       15               1,104               1,104
EARNINGS FROM AFFILIATES                                    (264)   (2,077)    1,326              (1,015)             (1,015)
DEBT EXPENSE                          (1,212)     (791)   (4,522)     (790)   (1,383)       (6)   (8,704)             (8,704)

    INCOME BEFORE INCOME TAXES        27,963     3,336    13,086     4,869     6,990      (519)   55,725              55,725
INCOME TAX EXPENSE (CREDIT)           10,049    (1,796)    1,569     1,850     2,488      (197)   13,963              13,963

    NET INCOME  (LOSS)               $17,914    $5,132   $11,517    $3,019    $4,502     ($322)  $41,762             $41,762


Exhibit A-3
QUESTAR CORPORATION AND SUBSIDIARIES
OTHER OPERATIONS CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1996
(In Thousands)

                                                                                      Total
                                                     Questar  Interstate              Other
                                          Questar   InfoComm     Land      Entrada  Operations
REVENUES                                               $1,580       $454               $2,034
  Intercompany transactions                   $150     26,967      2,606               29,723
    TOTAL REVENUES                             150     28,547      3,060               31,757

OPERATING EXPENSES
  Operating and maintenance                 (2,626)    22,565      3,024         74    23,037
  Depreciation and
    amortization                               199      3,265        549         91     4,104
  Other taxes                                  345        247        273                  865
    TOTAL OPERATING EXPENSES                (2,082)    26,077      3,846        165    28,006

    OPERATING INCOME (LOSS)                  2,232      2,470       (786)      (165)    3,751
INTEREST AND OTHER INCOME                   13,850        755        842         56    15,503
DEBT EXPENSE                                (8,745)      (819)      (399)        (1)   (9,964)

    INCOME (LOSS) BEFORE INCOME TAXES        7,337      2,406       (343)      (110)    9,290
INCOME TAX EXPENSE (CREDIT)                  4,212        931       (132)      (473)    4,538

    NET INCOME (LOSS)                       $3,125     $1,475      ($211)      $363    $4,752


Exhibit A-4
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                                  Note    Unrealized gain or   Foreign
                                          Common Stock              Retained   Receivable loss on securities  Currency
                                             Shares      Amount     Earnings   from ESOP  available for sale Trans. Adj.
                                          (Dollars in Thousands)
Balances at January 1, 1994                40,169,399    $269,107    $359,637    ($26,802)
  Issuance of common stock                    270,718       7,813
  Purchase of Questar common stock            (11,378)       (365)
  1994 net income                                                      87,543
  Payment of dividends
    Preferred stock                                                      (591)
    Common stock - $1.13 per share                                    (45,528)
  Income tax benefit of dividends
      paid to ESOP                                                        516
  Collection of note receivable from ESOP                                           2,259
Balances at December 31, 1994              40,428,739     276,555     401,577     (24,543)
  Issuance of common stock                    290,410       7,841
  Purchase of Questar common stock            (21,335)       (620)
  1995 net income                                                      83,786
  Payment of dividends
    Preferred stock                                                      (483)
    Common stock - $1.16 per share                                    (47,042)
  Income tax benefit of dividends
       paid to ESOP                                                       446
  Collection of note receivable from ESOP                                           3,305
  Unrealized gain on securities available
      for sale, net of income taxes                                                                 $11,853
Balances at December 31, 1995              40,697,814     283,776     438,284     (21,238)           11,853
  Issuance of common stock                    372,167      10,396
  Purchase of Questar common stock            (45,094)     (1,559)
  1996 net income                                                      98,145
  Payment of dividends
    Preferred stock                                                      (391)
    Common stock - $1.19 per share                                    (48,589)
  Income tax benefit of dividends
         paid to ESOP                                                     350
  Collection of note receivable from ESOP                                           5,682
  Unrealized loss on securities available
      for sale, net of income taxes                                                                  (4,443)
  Foreign currency translation adjustment                                                                          ($181)
Balances at December 31, 1996              41,024,887    $292,613    $487,799    ($15,556)           $7,410        ($181)


Exhibit A-5
QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
(In Thousands of Dollars)

                                                                          Mountain    Questar    Questar  Interstate   Entrada
                                                    Interco.    Questar     Fuel     InfoComm   Pipeline     Land     Industr.
                                         Consolid.   Elimin.     Corp.   Supply Co.    Corp.       Co.       Corp.    Consolid.
CURRENT ASSETS

  Cash and short-term investments           $5,703                $3,916     $1,875      ($284)    $2,550        $98    ($2,452)
  Notes receivable from affiliates               0  ($207,389)   191,089          0          0          0          0     16,300
  Federal income taxes recoverable             997                  (881)     1,109        240        446        (11)        94
  Accounts and notes receivable            177,459    (24,075)     8,271     62,062      2,552      7,783      4,970    115,896
  Inventories                               22,343                     0     15,295          3      2,301          0      4,744
  Prepaid expenses and deposits             13,555                   972      4,511      1,280      1,938        103      4,751
  Purchased gas adjustment                  24,210                           24,210
   TOTAL CURRENT ASSETS                    244,267   (231,464)   203,367    109,062      3,791     15,018      5,160    139,333
PROPERTY, PLANT AND EQUIPMENT            2,574,980       (179)     2,435    825,121     50,967    562,711     33,855  1,100,070
  Less allowances for depreciation       1,097,644                 1,295    325,821     26,039    194,396      2,135    547,958
    NET PROPERTY, PLANT
       AND EQUIPMENT                     1,477,336       (179)     1,140    499,300     24,928    368,315     31,720    552,112
INVESTMENT IN AND ADVANCES
   TO AFFILIATES                            19,192   (753,581)   753,581          0         50     14,347        417      4,378
INVESTMENT IN NEXTEL                        38,612                38,612
OTHER ASSETS                                36,818                   666     22,707      1,162     11,070          0      1,213
                                        $1,816,225  ($985,224)  $997,366   $631,069    $29,931   $408,750    $37,297   $697,036

CURRENT LIABILITIES

  Short-term loans                         $77,800               $67,800         $0         $0         $0         $0    $10,000
  Notes payable to affiliates                    0  ($203,800)    16,300     76,200      8,400     11,800     22,600     68,500
  Accounts payable and
    accrued expenses                       147,105    (24,075)     2,994     62,397      7,014     13,927      3,023     81,825
  Federal income taxes payable                   0                     0          0          0          0          0          0
  Other taxes payable                       14,706                   877      4,161          8        896         (5)     8,769
  Current portion of long-term debt          4,705                 4,700          0          0          0          5          0
    TOTAL CURRENT LIABILITIES              244,316   (227,875)    92,671    142,758     15,422     26,623     25,623    169,094
LONG-TERM DEBT, less current portion       555,509     (3,589)   125,800    175,000      3,589    134,544        165    120,000
DEFERRED CREDITS                            35,433       (179)     3,062     10,930        673      4,322      5,195     11,430
DEFERRED INVESTMENT TAX CREDITS              6,810                     0      6,774          0         36          0
DEFERRED INCOME TAXES                      197,244                 3,748     74,537      1,435     58,732       (375)    59,167
CUMULATIVE PREFERRED STOCK                   4,828                     0      4,828

COMMON SHAREHOLDERS' EQUITY

  Common stock                             327,281    (34,349)   327,281     22,974        277      6,551        238      4,309
  Additional paid-in capital                     0   (249,865)         0     41,875      4,724     82,034      5,205    116,027
  Retained earnings                        487,799   (469,548)   487,799    151,393      3,811     95,908      1,246    217,190
  Treasury stock at cost                   (34,668)         0    (34,668)         0          0                     0          0
  Note receivable from ESOP                (15,556)         0    (15,556)
  Unrealized gain (loss)
     on securities                           7,410          0      7,410
  Foreign currency translation
          adjustment                          (181)       181       (181)                                                  (181)
    TOTAL COMMON SHAREHOLDERS' EQUITY      772,085   (753,581)   772,085    216,242      8,812    184,493      6,689    337,345
                                        $1,816,225  ($985,224)  $997,366   $631,069    $29,931   $408,750    $37,297   $697,036

Exhibit A-6

                                       ENTRADA INDUSTRIES, INC. AND SUBSIDIARIES
                                       CONSOLIDATING BALANCE SHEET
                                       DECEMBER 31,1996
                                       (In Thousands of Dollars)


                                                            Entrada             Celsius  Universal  Questar   Questar   Questar
                                                  Interco. Industries  Wexpro    Energy  Resources   Energy     Gas      Energy
                                        Consol.   Elimin.     Inc.      Co.       Co.       Co.     Trading  Management Services
CURRENT ASSETS

  Cash and short-term investments        ($2,452)               ($33)  ($1,359)     $259      $158   ($1,643)     $113       $53
  Notes receivable from affiliates        16,300         0     1,300    15,000         0         0         0         0         0
  Federal income taxes recoverable            94                   1      (419)      355        40      (410)      347       180
  Accounts and notes receivable          115,896   (28,518)       29    11,887    12,211    18,757    97,588     3,929        13
  Inventories                              4,744                   0     1,116       158       441     2,494       535         0
  Prepaid expenses and deposits            4,751                   0     1,175     2,235       606        85       632        18
    TOTAL CURRENT ASSETS                 139,333   (28,518)    1,297    27,400    15,218    20,002    98,114     5,556       264
PROPERTY, PLANT AND EQUIPMENT          1,100,070                   0   243,246   387,391   363,350     3,890   102,168        25
  Less allowances for depreciation       547,958                   0   146,480   218,170   144,775        81    38,445         7
    NET PROPERTY, PLANT AND EQUIPMENT    552,112         0         0    96,766   169,221   218,575     3,809    63,723        18
INVESTMENT IN AFFILIATES                   4,378  (336,190)  336,190         0         0         0     1,338     3,040         0
OTHER ASSETS                               1,213                   0         0       373        14         0       826         0
                                        $697,036 ($364,708) $337,487  $124,166  $184,812  $238,591  $103,261   $73,145      $282

CURRENT LIABILITIES

  Short-term loans                       $10,000                  $0        $0        $0   $10,000        $0        $0        $0
  Notes payable to affiliates             68,500                   0         0     2,700     9,900    33,800    21,600       500
  Accounts payable and accrued expenses   81,825  ($28,518)       (1)    5,134    10,629    22,745    67,065     4,651       120
  Federal income taxes payable                 0                   0         0         0         0         0         0         0
  Other taxes payable                      8,769                 (66)    3,666     4,387       971      (574)      410       (25)
  Current portion of long-term debt            0                   0         0         0         0         0         0         0
    TOTAL CURRENT LIABILITIES            169,094   (28,518)      (67)    8,800    17,716    43,616   100,291    26,661       595
LONG-TERM DEBT, less current portion     120,000                   0         0    25,000    95,000         0         0         0
DEFERRED CREDITS                          11,430                 209     1,721     1,063     8,326        33        77         1
DEFERRED INCOME TAXES                     59,167                   0    21,419    24,666    (1,992)      (83)   15,150         7

COMMON SHAREHOLDER'S EQUITY

  Common stock                             4,309   (73,916)    4,309    22,517    45,400     5,999         0         0         0
  Additional paid-in capital             116,027  (116,430)  116,027         0    39,774    58,325         1    18,329         1
  Retained earnings                      217,190  (146,025)  217,190    69,709    31,374    29,317     3,019    12,928      (322)
  Foreign currency translation
       adjustment                           (181)      181      (181)               (181)
    TOTAL COMMON SHAREHOLDER'S EQUITY    337,345  (336,190)  337,345    92,226   116,367    93,641     3,020    31,257      (321)
                                        $697,036 ($364,708) $337,487  $124,166  $184,812  $238,591  $103,261   $73,145      $282